SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


In the Matter of
Cinergy Corp. et al.
File No.  70-8587

(Public Utility Holding Company
Act of 1935)

CERTIFICATE
OF
NOTIFICATION


     With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Declaration"), in the above proceeding filed by Cinergy Corp. ("Cinergy") and certain of its subsidiary
companies   namely, Cinergy Services, Inc. ("Cinergy Services"), The
Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. ("PSI"), The
Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West
Harrison"), Miami Power Corp. ("Miami"), Tri-State Improvement Company ("Tri-State") and KO Transmission Company ("KO"; and, together with Cinergy and the aforementioned associate companies, the "Applicants") - and the Commission's August 25, 1995 order with respect thereto (Rel. No. 35-26362), Cinergy Services hereby notifies the Commission as follows:

1. For the calendar quarter ended March 31, 1997 ("First Quarter"), the maximum principal amount of external short-term borrowings - i.e., bank borrowings and/or commercial paper - of the Applicants at any one time outstanding was as follows: (a) Cinergy - see certificate of notification with respect to the First Quarter filed with the Commission on behalf of Cinergy in File No. 70-8521; (b) CG&E- $49.6 million; (c) PSI- $202.2 million; (d) ULH&P - $0; (e) Lawrenceburg - $0; (f) West Harrison - $0; (g) Miami - $0; (h) Tri-State - $0; (i) KO -
     $0; and Cinergy Services - $0.

2.   With respect to the operation of the Utility Money Pool during the First
     Quarter: (a) the average annual interest rate applicable to borrowings by participating companies was 5.48%; (b) the maximum principal amount of money pool borrowings incurred by the respective Applicants and outstanding at any one time during the First Quarter was as follows:
     (i) CGE - $34.5 million, (ii) PSI - $90.6 million, (iii) ULH&P - $30.6 million, (iv) Lawrenceburg - $1.5 million, (v) West Harrison - $20,000,
     (vi) Miami - $20,000, (vii) Tri-State - $0, (viii) KO - $0, and (ix) Cinergy Services - $29.0 million; and (c) the maximum principal amount of funds loaned through the money pool by the respective Applicants and outstanding at any one time during the First Quarter was as follows:
     (i) Cinergy - $12.8 million, (ii) CGE - $111.7 million, (iii) PSI - $63.9 million, (iv) ULH&P - $0 million, (v) Lawrenceburg - $0, (vi) West Harrison - $0, (vii) Miami - $0, (viii) Tri-State - $0, (ix) KO - $0, and (x) Cinergy Services - $0.

3. As of the end of the First Quarter, the Nonutility Money Pool had not commenced operations. However, during this period, Cinergy's nonutility sub-holding company, Cinergy Investments, Inc., made certain open-account advances to and received payments from certain subsidiaries thereof as summarized below.

                                 Net Amount
Borrower                         Advanced/Repaid       Interest Rate/1/
Enertech Associates, Inc./2/          $(1,037,046)          5-6%
CGE ECK, Inc.                         $7,655                5-6%
Cinergy Capital &
   Trading, Inc./3/                   $14,780               5-6%
Cinergy Resources, Inc.               $2,620,117            5-6%
Cinergy Technology, Inc.              $473,219              5-6%
Cinergy UK, Inc.                      $1,776,207            5-6%

S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       May 14, 1997

     CINERGY SERVICES, INC.

     By:/s/William L. Sheafer
     Vice President and Treasurer


                                 ENDNOTES

/1/ I.e., average annual interest rates applicable to net amount advanced or repaid, as applicable.

/2/ (formerly Power International, Inc.)

/3/ (formerly Wholesale Power Services, Inc.)